February 4, 2003

RESPONSE OF THE OFFICES OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
DIVISION OF INVESTMENT MANAGEMENT
DIVISION OF MARKET REGULATION

Re: Tuition Plan Consortium, LLC ("TPC")
Incoming letter dated February 4, 2003

Based on the facts presented, the Division of Corporation Finance will not recommend enforcement action to the Commission if TPC, in reliance on your opinion that registration of the certificates evidencing prepaid tuition ("Tuition Certificates") is not required under the Securities Act of 1933 ("Securities Act"), offers and sells the Tuition Certificates pursuant to the tuition prepayment plan (the "Plan") in the manner described in your letter without compliance with the registration requirements of the Securities Act, without registration of the Tuition Certificates under the Securities Exchange Act of 1934 ("Exchange Act") and without compliance with the qualification provisions of the Trust Indenture Act of 1939. You have not requested and the Division's position does not address the availability of any exemption from registration under the Securities Act or the Exchange Act for the membership units ("Membership Units") in TPC.

The Division of Investment Management would not recommend any enforcement action to the Commission under Section 7 of the Investment Company Act of 1940 ("1940 Act") against TPC and the Program Trust (as defined in your letter), individually and collectively, if TPC and the Program Trust do not register as investment companies under the 1940 Act. The Division's position is based upon all of the facts and representations in your letter, including your representations that: (1) TPC and the Program Trust are separate companies for purposes of analysis under the 1940 Act;[1] (2) TPC is not, and does not hold itself out to be, engaged primarily in the business of investing, reinvesting, or trading in securities; (3) TPC does not and will not own or hold any "investment securities," as that term is defined in Section 3(a)(2) of the 1940 Act; and (4) the Program Trust is not an "issuer" of any "security."

Further, without necessarily agreeing with your legal analysis and based upon all of the facts and representations in your letter, the Division of Investment Management would not recommend any enforcement action to the Commission under Section 203(a) of the Investment Advisers Act of 1940 against TPC if TPC does not register as an investment adviser under that Act.

The Division of Market Regulation, based on the facts presented and the representations you have made, would not recommend enforcement action under Section 15(a) of the Exchange Act to the Commission if officers, directors or employees of TPC participate in the offer and sale of Membership Units without registering as broker-dealers under Section 15(b) of the Exchange Act, to the extent that such persons satisfy the requirements of Rule 3a4-1 under the Exchange

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[1] You base your assertion that TPC and the Trust are separate companies for purposes of analysis under the 1940 Act upon the three-part analysis set forth in Prudential Insurance Company of America v. S.E.C., 326 F.2d 383, 387 (3d Cir.), cert. denied 377 U.S. 953 (1964). See also Comdisco, Inc. (pub. avail. Oct. 25, 2000).

Act. In making such a determination, such persons may consider the offering of Membership Units to be a single offering of securities for purposes of Rule 3a4-1(a)(4)(ii)(C).

The Divisions' positions are conditioned upon the continued validity of TPC's ruling letter from the Internal Revenue Service that the Plan is a "qualified tuition program" under Section 529 of the Internal Revenue Code of 1986, as amended.

Because these positions are based upon the representations made to the Divisions in your letter, any different facts or conditions might require a different conclusion. Further, this response only expresses the Divisions' positions on enforcement action and does not purport to express any legal conclusions on the questions presented.

Sincerely,

Division of Corporation Finance

Paula Dubberly, Chief Counsel

Division of Investment Management

Brent J. Fields, Senior Counsel

Division of Market Regulation

Paula Jenson, Deputy Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2003

Elizabeth Pagel Serebransky
Debevoise & Plimpton
919 Third Avenue
New York, New York 10022

Re: Tuition Plan Consortium, LLC

Dear Ms. Serebransky:

In regard to your letter of February 4, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

DEBEVOISE & PLIMPTON

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com

Securities Act of 1933
Sections 2(a)(1) and 5
Securities Exchange Act of 1934
Section 3(a)(4) and 3(a)(10)
Trust Indenture Act of 1939
Section 303(1)
Investment Company Act of 1940
Section 3(a) and 7
Investment Adviser Act
Section 203(b)(3)

February 4, 2003

Paula Dubberly, Esq.
Chief Counsel
Division of Corporation Finance
Catherine McGuire, Esq.
Associate Director, Chief Counsel
Division of Market Regulation
Douglas Scheidt, Esq.
Associate Director, Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Tuition Plan Consortium, LLC

Dear Ms. Dubberly, Ms. McGuire and Mr. Scheidt:

On behalf of Tuition Plan Consortium, LLC, a Delaware limited liability company ("TPC"), we are writing to request a statement from the staff of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action under (i) the Securities Act of 1933, as amended (the "Securities Act"), (ii) the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), (iv) Section 7 of the Investment Company Act of 1940, as amended (the "Investment Company Act") or

(v) Section 203(a) of the Investment Advisers Act of 1940, as amended (the "Advisers Act") with respect to the formation or operation of the tuition prepayment plan described herein (the "Plan").

We understand that the relief requested herein will be conditioned upon the receipt and continued validity of a letter ruling from the Internal Revenue Service (the "IRS") to the effect that the Plan is a qualified tuition program under Section 529 of the Internal Revenue Code (the "IRC"). TPC received such a letter ruling, a copy of which has been provided separately to the Commission, on December 17, 2002.

I. OVERVIEW

The Plan will be a prepaid tuition plan through which prospective students and their families can purchase "annual tuition benefits" at any of the participating private educational institutions ("Participating Institutions")[1]. The Plan offers prospective students the opportunity to lock in and prepay discounted rates of tuition at any of the Participating Institutions.

Background and Tax Treatment

The rate of tuition inflation at institutions of higher education outstrips the rate at which most families can save. Prepayment of tuition shifts the risk of future tuition inflation to the educational institutions and away from students and their families, and at the same time spreads payment of the ever-increasing cost of higher education over a longer time period, which makes it affordable to more families. Congress recognized these benefits when it passed IRC Section 529 in 1996, which permitted tax-advantaged tuition savings and prepayment plans sponsored by a state. Since then, many states have adopted prepaid tuition plans that primarily benefit students intending to attend in-state public educational institutions. Under virtually all of these plans, however, students who attend a private college or university suffer a significant loss in value of prepaid tuition benefits.[2]

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1 As of January 14, 2003, TPC had received indications of interest to join the Plan from 292 schools, listed on Annex A hereto. While TPC expects most of these institutions to participate in the Plan, an institution will only become a Participating Institution upon execution of binding Plan documentation.

2 For example, under the Michigan plan, a student attending a private college located in Michigan will receive payment based on the average tuition at Michigan state schools. If the student attends a private college outside of Michigan, payment is based on the lowest tuition at Michigan state schools.

On July 7, 2001 President Bush signed the Economic Growth and Tax Relief Reconciliation Act of 2001 (the "2001 Act"). The 2001 Act, in recognition of the strong public policy of encouraging higher education, and in an effort to level the playing field for private non-profit colleges and universities, amended IRC Section 529 to permit "one or more eligible educational institutions" to establish prepaid tuition programs that have the same tax status as state-sponsored programs. The Plan will be a qualified prepaid tuition plan under IRC Section 529.

Summary of the Plan

TPC will offer and sell to the public certificates evidencing prepaid tuition ("Tuition Certificates"). Purchasers will have access to a schedule of the current discounted cost of a year's tuition and mandatory fees (an "annual tuition benefit") at each of the Participating Institutions, and purchasers will thus be able to determine at the time of purchase how many annual tuition benefits (or fractions thereof) a Tuition Certificate of a specified amount will buy at each Participating Institution in any given year. Purchasers may receive upon request a written copy of the schedule, which will be updated periodically. Tuition Certificates represent a commitment to Tuition Certificate owners of guaranteed tuition rates, even if tuition rates rise sharply before a student enrolls. The Tuition Certificates are not identified with a specific school and may be used at any Participating Institution.

The proceeds from the sale of a Tuition Certificate will be held in a "qualified trust" pursuant to IRC Section 529 (the "Program Trust") for the exclusive benefit of the designated beneficiary under the Tuition Certificate (the "Beneficiary"), and will be invested and reinvested until the Tuition Certificate is cancelled or surrendered to a Participating Institution in payment for tuition. TIAA-CREF Tuition Financing, Inc. ("TFI"), an affiliate of Teachers Insurance and Annuity Association of America ("TIAA"), will act as overall Plan manager. It is contemplated that TPC will appoint TIAA-CREF Trust Company, FSB (the "Trust Company"), a TFI affiliate that is a federally chartered savings bank and registered investment adviser, as trustee to the Program Trust (the "Trustee") and investment adviser to the Plan.

Upon enrollment of the Beneficiary at a Participating Institution, all or part of the Tuition Certificate may be surrendered to the institution as payment for the percentage of annual tuition benefit purchased. The surrendered Tuition Certificate represents two values: the percentage of tuition the student must be credited with having paid, and the amount the college will receive in payment from the Program Trust. Regardless of the amount the college will receive from the Program Trust, the institution must credit the student with payment for the percentage of tuition originally agreed upon at the time of issuance of the Tuition Certificate. The institution then presents the Tuition Certificate to TPC and receives in return a payment equal to the paid-in amount under the Tuition Certificate, increased or decreased by net investment gains or losses (subject to a floor and ceiling). A Tuition Certificate cannot be applied for tuition benefits until 36 months from the date of purchase, and generally will expire on the 30th anniversary of its purchase.

Transfers of ownership of Tuition Certificates will be available only under limited circumstances. At any time after the first anniversary of the date of purchase of a Tuition Certificate, the Tuition Certificate may be cancelled upon request, whereupon the purchaser will receive a refund of paid-in amounts, adjusted by the investment performance of the Plan, subject to a maximum return of 2% per annum and a maximum loss of 2% per annum (in each case compounded annually).

Each Participating Institution will be a non-profit, accredited, four-year post-secondary degree-granting educational institution, will be a tax-exempt public charity within IRC Sections 501(c)(3) and 509(a)(1), will be an entity described in IRC Section 170(b)(1)(A)(ii), will qualify as an "eligible educational institution" within the meaning of IRC Section 529(e)(5) and will be an "accredited investor" within the meaning of Regulation D under the Securities Act. Each Participating Institution agrees unconditionally to honor Tuition Certificates purchased before or during the period of its participation in the Plan as payment in full for the predetermined amount of tuition, and agrees not to discriminate in its admissions process against or in favor of any prospective student by reason of his or her ownership of Tuition Certificates.

Relief Requested

The Plan presents two sets of issues under the securities laws. The first pertains to the Tuition Certificates sold to the public in exchange for prepayment of tuition benefits; the second relates to the limited liability company interests in TPC ("Membership Units") issued to Participating Institutions. We request that the Staff agree with our conclusions that: (i) Tuition Certificates are not "securities" as defined in, and are not required to be registered under, the Securities Act, (ii) Tuition Certificates are not "securities" as defined in, and are not required to be registered under, the Exchange Act, (iii) TPC's officers, directors and employees are not required to register as broker-dealers under the Exchange Act in connection with the offer and sale of TPC Membership Units, (iv) Tuition Certificates are not subject to regulation under the Trust Indenture Act, (v) TPC and the Program Trust, individually and collectively, are not "investment companies" as defined in the Investment Company Act and (vi) TPC is not required to register as an investment adviser under the Advisers Act.

II. OPERATION OF THE PLAN

1. Prepaid Tuition Annually Determined by Each Participating Institution. For each academic year, each Participating Institution will determine the amount it will

charge students for full-time tuition and mandatory fees[3] and will inform TPC of such amount.

For each academic year, each Participating Institution will also determine the annual discount it will apply to its current tuition and fees for Tuition Certificates that are purchased during the program year that coincides with that academic year. TPC may establish a minimum discount rate for any year. The current cost of one year's tuition and mandatory fees, the discount rate and the Beneficiary's expected date of matriculation will determine the amount a purchaser would have to prepay to receive one year's tuition and fees at a particular date in the future, regardless of what the actual cost is at that future date.

Each Participating Institution will determine its discount rate independently, taking into account such factors as it may choose, including the desirability of attracting a larger pool of applicants with a higher discount and its views as to the investment performance it expects the Program Trust to achieve. Once selected, a Participating Institution cannot change the discount rate applicable to Tuition Certificates purchased during the applicable program year. The discount will be compounded over time, so that the longer a Tuition Certificate is held, the more tuition it will buy. Because of the discount, the cost of a Tuition Certificate to cover one year's tuition and fees at a given school will be less than the actual cost for matriculating students at that school at the time of purchase. All of this information (current tuition rates and the current discounted cost of the annual tuition benefit (showing the effects of compounding for each potential year of matriculation on the tuition costs under the Plan)) will be available to prospective purchasers of Tuition Certificates. Thus, before purchasing a Tuition Certificate, a purchaser can determine what a Tuition Certificate will pay for at any Participating Institution for any year of matriculation.

2. Sale of Tuition Certificates. A purchaser may prepay tuition and mandatory fees at any Participating Institution on behalf of a Beneficiary by purchasing a Tuition Certificate through TPC. TPC will provide purchasers with confirmation of purchase and evidence of ownership of a Tuition Certificate that specifies the amount prepaid and the designated Beneficiary under the Tuition Certificate. Beneficiaries will not receive Tuition Certificates. Tuition Certificates will be reflected in the Plan's books and records and in statements sent to Tuition Certificate owners. The Beneficiary does not commit to attend any specific institution at the time of pre-payment, and may use the prepaid amounts at any Participating Institution. It is anticipated that direct marketing of

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[3] The Plan currently permits the prepayment only of tuition (i.e., educational credit hours) and mandatory fees permitted under IRC Section 529. Federal standards define which types of fees are eligible to be "mandatory fees," but each school will determine its own mandatory fees. IRC Section 529, as amended by the 2001 Act, permits the prepayment of tuition, fees, books, supplies, equipment and, under certain circumstances, room and board.

Tuition Certificates will be carried out by TFI or by its broker-dealer affiliate that is currently responsible for marketing certain state-sponsored savings plans administered by TFI or its affiliates.

3. Assets Held in the Program Trust. Prepaid tuition amounts will be held in the Program Trust, which, as required by IRC Section 529, will be created under state law in the U.S. for the exclusive benefit of the Beneficiaries. The Trustee will be a bank or other person who meets the trustee requirements set forth in IRC Section 408(a)(2). The assets of the Program Trust will not be commingled with other property except in a common trust fund or common investment fund as permitted by IRC Section 408(a)(5). The Program Trust's assets will not be considered to be the assets of TPC for accounting or state law purposes. For tax purposes, the Program Trust's assets will also be separate from the assets of TPC, although we expect that the Program Trust's assets and those of TPC may be reported separately on a consolidated report to the IRS since both entities comprise the IRC Section 529 program.

4. Reporting. After purchasing a Tuition Certificate for a particular Beneficiary, the owner will receive a confirmation of the transaction, and will thereafter receive quarterly statements and annual reports containing information regarding his or her account. The statements will indicate the amounts received by the Plan for the Beneficiary, and will specify the number of years' tuition and fees (or fractions thereof) that such amounts will purchase in given years of matriculation designated by the owner at up to five schools designated by the owner as "favorites". Tuition Certificate owners can change their designations of "favorite" institutions and year of matriculation for statement purposes at any time. Prior to purchase, each owner will also receive a Plan disclosure booklet, and will receive any supplements to the disclosure booklet after purchase.

The Plan expects that the IRS will require that it make annual filings with the IRS (the forms have not yet been finalized, but we expect them to be similar to the existing Form 990 for IRC Section 501(c)(3) entities). These forms are expected to be publicly available after filing. The IRS will have authority to audit the Plan for compliance with IRC Section 529. We also expect that the Plan will be required to report annually to the IRS on Form 1099-Q the total distributions as well as the earnings portions of such distributions from the Program Trust to each recipient, and to provide a copy of the filing, or a statement with comparable information, to each recipient.

5. Unconditional Obligation to Provide Educational Services. Each Participating Institution unconditionally agrees to (i) provide the predetermined educational services to a Beneficiary upon the surrender of a Tuition Certificate after his or her admission as a student at such Participating Institution, and (ii) receive in full payment for such services only the amounts which are available to it under the Tuition Certificate. Each Participating Institution agrees not to discriminate against or in favor of

any prospective student by reason of his or her participation as a Beneficiary under the Plan when considering admission and enrollment. Each Participating Institution must provide such services to any Beneficiary using a Tuition Certificate that was purchased on or before the date on which such Participating Institution ceased participating in the Plan.

6. Redemption of Certificates; Payments to Participating Institutions. Upon application and admission of a Beneficiary at a Participating Institution, the Beneficiary's Tuition Certificate (or a portion thereof) may be presented to the Participating Institution in payment of the agreed-upon percentage of tuition, and the deposited funds under the Tuition Certificate (or such portion thereof as the Beneficiary elects to redeem), increased or decreased by net investment gains or losses (less expenses described below and subject to any maximum or minimum returns set by TPC in connection with its implementation of the "stabilization fund" described below) is then paid over to the Participating Institution by the Program Trust.

7. Cancellation, Refunds and Plan Termination. A Tuition Certificate owner may cancel a Tuition Certificate at any time following the first anniversary of purchase or at any time in the event of death of the designated Beneficiary. TPC may cancel a Tuition Certificate at any time following the 30th anniversary of such Tuition Certificate's purchase, and if the Plan is terminated, at any time following the 20th anniversary of purchase as provided below.[4] Upon cancellation or expiration of outstanding Tuition Certificates, TPC will provide a refund of unused prepaid amounts upon request, adjusted by the investment performance of the Plan, subject to a maximum return of 2% per annum and a maximum loss of 2% per annum (in each case, compounded annually) (such amount, the "Refund Amount"). An owner of a Tuition Certificate may elect to roll over the Refund Amount into another plan qualifying under IRC Section 529. An owner who does not roll over the Refund Amount within 60 days or use the Refund Amount for specified educational expenses of the Beneficiary generally will be subject to federal income tax on any earnings distributed and, except in the case of the Beneficiary's death, disability or receipt of a scholarship, subject to a 10% tax penalty on distributed earnings under IRC Section 529.

In the event TPC is dissolved, liquidated or otherwise terminated and there are outstanding Tuition Certificates, a successor qualifying under IRC Section 529 will replace TPC as Plan administrator. Notwithstanding the foregoing, TPC and any successor Plan administrator will have the right to terminate or discontinue the Plan. In such event, a termination plan will be developed. Any such termination plan will provide that all outstanding Tuition Certificates will remain in effect and be useable for tuition

[4] In addition, if at the end of the first two-year period following purchase of a Tuition Certificate the total payments made by the owner are less than $500, the Tuition Certificate will be cancelled and the payments will be refunded to the purchaser without interest.

credit or cancellation and refund for a period of at least 20 years from the date of purchase of each such Tuition Certificate. Notice of the termination plan will be provided immediately to all Tuition Certificate owners. If and when the outstanding Tuition Certificates expire, owners of expired Tuition Certificates will be entitled only to payment of the Refund Amount and may no longer use the Tuition Certificates for tuition credit.

8. Transfers. Tuition Certificates may not be transferred by owners except in certain limited circumstances. An involuntary transfer may occur upon the death, bankruptcy or divorce of a Tuition Certificate owner. In addition, voluntary transfers of beneficial ownership among family members may be permitted, so long as such transfers are not for value. A Tuition Certificate owner may change the designated Beneficiary of a Tuition Certificate so long as the new Beneficiary is a "member of the family" (as defined in IRC Section 529) of the old Beneficiary.

9. Services to be Provided by TFI and its Affiliates. TPC has been assisted by TFI on the development of the Plan for several years and intends to engage TFI to act as overall Plan manager. Trust services and investment management of the Program Trust assets will be provided by the Trust Company. The Tuition Certificates will be sold through TFI or one of its affiliates. TFI's responsibilities will include marketing, providing individual account maintenance and other accounting functions, collecting payments, processing withdrawals and payments, providing customer service and sales, and additional administrative services related to the Plan. Neither TFI nor the Trust Company is affiliated with TPC or any Participating Institution.

10. Investment of Program Trust Assets. Proceeds from the sale of Tuition Certificates will be held in the Program Trust and will be pooled and invested by the Trustee (or another investment manager) pending distribution to the appropriate Participating Institutions upon the admission and enrollment of Beneficiaries or refund. TPC will set overall investment objectives and guidelines for the Plan. The Trustee will, and TPC will not, make decisions regarding individual investments. TPC will regularly monitor the investment performance of the Plan and report to the Participating Institutions quarterly. TPC, by the vote of its board of directors or by vote of a majority of the Participating Institutions, may remove the Trust Company as Trustee and investment manager and hire a new Trustee and investment manager.

11. Expenses. It is currently contemplated that TPC, TFI and TFI's affiliates, together, initially will receive an annual management fee of 1.25% of Program Trust assets, to be paid out of the Program Trust. It is currently contemplated that TPC's administrative and other expenses (including salaries of employees, rent and other overhead, debt service requirements, costs of meetings of its board of directors and meetings of Participating Institutions) will be reimbursed through one or more of an annual fee (either in a fixed amount or equal to a percentage of Program Trust assets) to

be paid out of Program Trust assets, or a cost-sharing arrangement with TFI and its affiliates. Purchasers of Tuition Certificates do not pay fees or charges of any kind.

12. Stabilization Fund. TPC may establish a ceiling and floor of a set percentage (currently contemplated to be 25%) above and below the average projected annual investment return for the period that the Tuition Certificate is outstanding, with the intention of providing a more stabilized return to Participating Institutions over the life of the Plan. Excess monies (e.g., return in excess of the ceiling) may be allocated to a "stabilization fund" for use when the investment return is below the investment floor. If the net investment return is below the floor, stabilization fund payments will only be made upon redemption of Tuition Certificates to the extent that there are sufficient funds in the stabilization fund to cover the shortfall between the actual investment return and the investment floor established. In the event that any amounts remain in the stabilization fund upon dissolution of the Program Trust following the redemption or cancellation of all outstanding Tuition Certificates and payment of expenses, the Participating Institutions that have accepted Tuition Certificates redeemed for tuition payments will receive a deferred payment of tuition from the Program Trust based on the dollar amount of payments received by each Participating Institution over the life of the Plan.

13. IRC Section 529 Requirements for Prepaid Tuition Plans Satisfied. The Plan will be sponsored by eligible educational institutions (as defined in IRC Section 529) and will meet all of the requirements of qualified tuition programs set forth in IRC Section 529, summarized as follows:

(a) *Not a savings plan.* The Plan will be a prepaid tuition plan, and not a higher education savings plan, which may only be sponsored by a state[5]. Under a prepaid plan, a person may purchase tuition credits or tuition certificates on behalf of a designated beneficiary which entitle such designated beneficiary to the waiver or payment of his or her qualified higher education expenses ("Qualified Expenses"). (IRC Section 529(b)(1))

(b) *IRS ruling or determination letter.* TPC has obtained a ruling letter from the IRS stating that the Plan satisfies the applicable requirements of IRC Section 529. (IRC Section 529(b)(1))

(c) *Cash contributions.* The Plan will provide that purchases or contributions may only be made in cash or by rollover from another qualified tuition plan. (IRC Sections 529(b)(2), 529(c)(3)(C))

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5 A savings plan does not guarantee a specified amount of tuition benefit, but instead allows participants to earn an investment return on amounts contributed and to use the entire amount, including profits, toward full-price tuition at a participating school at the time the student enrolls. Under IRC Section 529, only a state may sponsor a savings plan.

(d) *Separate accounting.* The Plan will maintain a separate accounting for each Beneficiary. (IRC Section 529(b)(3))

(e) *No investment direction.* The Plan will prohibit contributors and Beneficiaries from directing program investments, either directly or indirectly. (IRC Section 529(b)(4))

(f) *No pledging of interest as security.* The Plan will prohibit the use of any interest in the program as security for a loan. (IRC Section 529(b)(5))

(g) *Prohibition of excess contributions.* The Plan will provide safeguards to prevent contributions in excess of the amount needed to provide for the Qualified Expenses of each Beneficiary. (IRC Section 529(b)(6)) The IRS has approved state-sponsored plans that allow total contributions for a designated beneficiary up to the amount necessary to pay tuition, fees and room and board costs for seven years of undergraduate enrollment. The Plan would allow total contributions up to the amount necessary to pay for five years of Qualified Expenses[6] at the highest cost Participating Institution.

(h) *Qualified trust.* The Plan will hold all prepaid amounts in the Program Trust, which will be a "qualified trust." (IRC Section 529(b)(1)(B)) This means that the Program Trust will be a trust created or organized in the United States for the exclusive benefit of designated Beneficiaries and that meets the following requirements:

(i) the Trustee will be a bank or other person who demonstrates to the satisfaction of the IRS that the person who administers the trust will meet applicable IRS requirements; and

(ii) the Program Trust's assets will not be commingled with other property, except in a common trust fund or common investment fund.

The Program Trust's assets will not be considered to be the assets of TPC for accounting, state law or tax purposes, though the Program Trust's assets and those of TPC may be reported separately on a consolidated report to the IRS.

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6 The proposed IRC Section 529 regulations would permit TPC to include all Qualified Expenses at the highest cost educational institution covered by the program. Under IRC Section 529, Qualified Expenses include tuition, fees, books, supplies, and equipment required for enrollment, plus, under certain circumstances, room and board. Currently, Tuition Certificates may be redeemed only for tuition and mandatory fees. In the future, to the extent permitted by the IRS, TPC may elect to permit students to prepay other costs, including room and board.

(i) *Reporting*. The Plan will make reports to the IRS and to Beneficiaries. (IRC Section 529(d)) Those reports will provide information with respect to contributions, distributions and such other matters as the IRS may require and will be filed with the IRS and furnished to the Beneficiaries at such times and in such manner as the IRS may determine.

14. 2001 Act Sunset Provisions. By the terms of the 2001 Act, the amendments to IRC Section 529 will expire at the end of 2010, unless legislation continuing their effect is enacted. It is widely expected that such continuing legislation will be passed. However, in the event that the amendments do expire, it is unclear what the tax effect will be on the Plan or on Tuition Certificates sold under the Plan. In such event, outstanding Tuition Certificates will remain enforceable, Participating Institutions will continue to be obligated to accept outstanding Tuition Certificates in payment for educational services, and the owners and Beneficiaries of outstanding Tuition Certificates will retain all of their rights and obligations under the Plan. In the event that TPC adopts a termination plan, the termination plan will provide that the Participating Institutions will continue to honor outstanding Tuition Certificates until at least the 20th anniversary of the date of purchase, as provided in "Cancellation, Refunds and Plan Termination" above.

III. STRUCTURE AND OPERATION OF TPC

1. General. TPC is a Delaware limited liability company, all of the members of which will be Participating Institutions. TPC is governed by its Consortium Agreement (the "Consortium Agreement"), which sets out the rights and obligations of members with respect to their membership in TPC (as distinct from the Plan). To be eligible to participate in the Plan, a college or university must be a member of TPC. TPC has received a determination from the IRS that the Plan is a qualified tuition program under IRC Section 529. This means that the Plan will be exempt from federal income tax, and the Program Trust will not pay federal income tax on any amounts it receives (including paid-in amounts under Tuition Certificates and earnings on Program Trust investments), except with respect to any income deemed to be unrelated business taxable income, and no purchaser will pay federal income tax on amounts paid from the Program Trust upon redemption of a Tuition Certificate in payment for Qualified Expenses.

2. Membership Criteria. All Participating Institutions must be, at all times during their membership in TPC: (a) non-profit, accredited four-year degree-granting educational institutions authorized by law to provide a program of education beyond the high school level, (b) entities that qualify as tax-exempt public charities within IRC Sections 501(c)(3) and 509(a)(1), (c) "eligible educational institutions" within the meaning of IRC Section 529(e)(5), (d) entities described in IRC Section 170(b)(1)(A)(ii) and (e) "accredited investors" within the meaning of Regulation D under the Securities

Act. A Participating Institution will remain a member of TPC until such time as (i) it withdraws from TPC, (ii) it is expelled from TPC for failure to meet the foregoing requirements or otherwise or (iii) TPC is dissolved.

3. Membership Units. Each Participating Institution will receive one Membership Unit in TPC. Membership Units may not be assigned, transferred or otherwise encumbered. Each Membership Unit is entitled to one vote on all matters put to a vote of the members of TPC, which include: amendment of TPC's Consortium Agreement; merger, consolidation, liquidation or sale of substantially all of the assets of TPC; election and removal of directors; and any requirement of the members to make additional capital contributions to TPC.

4. Governance. Participating Institutions will meet at least annually. Between meetings of Participating Institutions, TPC will be governed by a board of directors composed of up to 21 directors, at least 75% of whom will be representatives of and employed by Participating Institutions. In addition, TPC will have a small paid staff to carry out the day-to-day activities of TPC.

5. Plan Agreement. The terms of participation in the Plan are set out in the Prepaid Tuition Plan Agreement of TPC (the "Plan Agreement"). The Plan Agreement, among other things, appoints the Plan administrator, requires the Participating Institutions to set annual tuition rates and discount rates and to accept Tuition Certificates in payment for Qualified Expenses, and describes the Program Trust.

6. Capital Contributions. As a condition of membership, each Participating Institution will have made an initial capital contribution to TPC, currently ranging from $15,000 to $35,000, depending on size. These amounts will be used to defray the Plan's organizational costs and expenses, including legal fees.

7. Recruiting Participating Institutions. TPC, as part of the creation of the Plan, will contact colleges and universities and encourage them to participate in the Plan. TPC's goal is to have as many Participating Institutions as possible providing educational services through the Plan as a means of providing affordable education at as many schools as possible and maximizing the educational benefit provided by the Plan.

IV. DISCUSSION OF LEGAL ISSUES: SECURITIES ACT

A. Tuition Certificates are not "Securities" Within the Meaning of Section 2(a)(1) of the Securities Act

For the reasons set forth herein, it is our opinion that the sale of Tuition Certificates under the Plan does not involve the sale of a "security" within the meaning of Section 2(a)(1) of the Securities Act and therefore that registration under the Securities

Act is not required. Rather, the interest represented by a Tuition Certificate is a right to future prepaid educational services. Because the right to receive such services is unaffected by the Program Trust's investment performance, a Tuition Certificate is not an "investment contract," a "note," an "evidence of indebtedness" or any other security.

1. Tuition Certificates are not Investment Contracts

Under the Securities Act, as interpreted by the U.S. Supreme Court in SEC v. Howey Co., 328 U.S. 293 (1946), an "investment contract" is a transaction whereby a person invests money in a common enterprise with the expectation of profit solely through the efforts of the promoter or a third party.[7] A Tuition Certificate does not meet this definition because, while the purchaser of a Tuition Certificate does pay consideration for the Tuition Certificate, he or she acquires only a right to a fixed amount of future educational services. No "common enterprise" is established for the creation and sharing of "profit." Provision of the promised educational services is not dependent upon success or failure in the investment of the prepaid tuition amount. Under the Plan, the paid-in tuition amount guarantees provision of educational services upon admission to a Participating Institution at a pre-determined price. Generally, the Beneficiary has no interest in the investment return whatsoever; the Beneficiary's interest is to receive for consumption the future educational services which have been unconditionally promised under contract by the Participating Institutions.

The Supreme Court distinguished an "investment contract," as defined by Howey, from an arrangement involving a purchase of property or services in United Housing Foundation, Inc. v. Forman, 421 U.S. 837, at 852-53 (1975), holding that "when a purchaser is motivated by a desire to use or consume the item purchased . . . the securities laws do not apply." Forman involved the question of whether an investment in stock of a housing cooperative corporation to obtain an apartment at the cooperative in which to live was an "investment contract". While incidental economic benefits in the form of anticipated below market rent and other factors were associated with the stock investment, the Court found that the primary motivating factor for the investment was the desire to obtain a place to live rather than the seeking of any direct economic "profit" from the investment. Similarly, the overriding reason students and their families will purchase Tuition Certificates under the Plan is to obtain future educational services for use and consumption, and any economic benefit accruing to a participant in the Plan (for example, discounted tuition rates available to Tuition Certificate purchasers) is incidental to the primary purpose of securing educational services.

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7 This case involved an offering of units of a citrus grove development coupled with a contract for cultivating, marketing and remitting the net proceeds to the investor.

Tuition Plan Precedent

The "use or consumption" argument has been recognized in Staff no-action positions in several situations involving prepaid tuition plans. In Quincy College (December 15, 1986), the Staff indicated that no enforcement action would be taken with respect to a prepaid tuition program offered by a single educational institution. In that case, the prepaid funds were paid to and held by the college, and the student was not in any way affected by the success or failure of the investment. The sole benefit available to the student was the receipt of future educational services. The Staff agreed that prepayment of tuition was motivated by a desire to obtain future services for consumption and not by a desire for profit. Similarly, in HEMAR Education Corporation of America (June 11, 1990), the Staff indicated that it would take no action with respect to a prepaid tuition plan involving multiple educational institutions. The prepaid amounts were invested through a bank in the name of the participating educational institutions and were ultimately made available to the institution that provided educational services to the student. Here again, the student was guaranteed a predetermined amount of tuition and was unaffected by the investment return on prepaid amounts, indicating that the motivating factor for prepayment of tuition was to obtain future services for consumption and not to obtain an investment profit. Unlike the Plan, in both Quincy College and Hemar, the students who did not attend a participating school were entitled to a refund of amounts prepaid, with no return on investment.

The Staff has refused no-action relief where a prepaid tuition plan was not based on an unconditional promise to provide educational services by an educational institution at the time of purchase of the contract. National Tuition Maintenance Organization (September 3, 1987) involved a prepaid tuition plan in which it was not clear that the educational services would be available in the absence of successful investment by the plan sponsors of the prepaid amounts.

Funeral Plan Precedent

The Staff has also applied this reasoning in the context of "pre-need" funeral services contracts sold pursuant to state regulatory schemes ("Funeral Plans") in several states. See, e.g., Fleet National Bank (Sept. 5, 1990); Michigan Funeral Directors Association (September 28, 1987). Funeral Plans allow a purchaser to prepay for funeral benefits, and in most cases guarantee the availability of the specified services regardless of price at the time of need. Prepaid amounts are then pooled in a trust or escrow account and invested. The paid-in amount under such a contract, plus investment returns thereon, is paid to the chosen funeral home at the time services are rendered. The purchaser generally has a right to revoke the contract and receives upon revocation a return of principal and income earned, less expenses and fees (including, in some cases, a revocation penalty). In Fleet and MFDA, the Staff concluded that the offering and sale of pre-need funeral service contracts did not involve a security within the meaning of the

Securities Act. In granting the no-action relief, the Staff noted in particular that the Funeral Plans would not be marketed to the public as an investment plan or an investment service. Nor, in MFDA, did the Commission view the interest of the participating funeral homes in Funeral Plans as a "security" under the Securities Act.

Analysis of Precedent

As in Quincy College and HEMAR, the provision of educational services under the Plan is unconditionally guaranteed by the Participating Institution, upon admission and enrollment, to any Beneficiary. The Participating Institution may or may not receive from the Plan distributions that cover the costs of providing such services. But with respect to the student, the Participating Institutions have an absolute contractual obligation to provide the prepaid services. The Participating Institution's obligation exists regardless of the success or failure in the investment of the prepaid amounts and regardless of what the costs to render such services may be. Each Participating Institution bears the entire risk of loss of the investment of prepaid amounts in the Plan in respect of Beneficiaries who enroll as students at such Participating Institution.

The Plan also operates in a manner similar to the Funeral Plans, and will not be marketed to the public as an investment plan or an investment service. Although the Plan will be promoted with broad-based public advertising, all such advertising will characterize the Tuition Certificates as prepaid tuition benefits and not as an investment plan. Further, to comply with IRC Section 529, the Plan must provide for guaranteed prepayment of a definable tuition benefit and may not be a "savings plan", the benefit of which is uncertain until funds are withdrawn and is determined by the investment performance of the amounts prepaid.

The Plan's refund adjustment provides a far less meaningful return than that provided by the revocation provisions of the Funeral Plans in Fleet and MFDA. Therefore, the refund feature does not present a novel issue for the Staff to consider. Although the incidental refund feature is more generous than that provided in the tuition plan precedent discussed above, where refunds were limited to amounts paid, we believe that the refund adjustment is an incidental feature that does not change in any way the characteristics of Tuition Certificates and should not affect the determination that a Tuition Certificate is not a security. The earlier a Tuition Certificate is purchased, the greater benefit the Tuition Certificate will provide. However, because of the significant uncertainties inherent in purchasing tuition far in advance for any particular Beneficiary, some purchasers will inevitably need to seek a refund. TPC believes that the refund adjustment prevents unfairly penalizing such purchasers. The refund does not provide a reasonable basis for the expectation of "profit" on investment. (We note that the maximum refund adjustment will represent a 2% rate of return per annum, and that the refund may be coupled with a tax penalty depending on the reason for the refund.)

The distinction between prepaid tuition plans, which guarantee a fixed amount of tuition benefit, and tuition savings plans, the benefit of which depends on the investment performance of the plan, is an important feature of this analysis: Under IRC Section 529, only a state may sponsor a savings plan. Private institutions may sponsor only tuition prepayment plans. In connection with its issuance of the ruling required under IRC Section 529, the IRS has effectively made a determination that the Plan is a tuition plan, not a savings plan. Accordingly, any refund must be low enough that it does not change the essential nature of the Plan.

The expectation of a purchaser of Tuition Certificates under the Plan is to prepay educational services at a discount price. The refund feature is merely an incidental aspect of the Plan to reflect the substantial length of time between purchase and use of Tuition Certificates in the event that the purchaser determines not to pursue the original goal of prepaying tuition through the Plan. If the purchaser intended to attain profits, many more advantageous vehicles exist, including vehicles such as savings plans that provide similar tax deferral and give rise to the potential for investment returns. A Tuition Certificate only provides a reasonable economic benefit through the use and consumption of the purchased educational services. That use is the primary motivating factor in the purchase of a Tuition Certificate.

The discount feature of Tuition Certificates should also not be viewed as an opportunity for profit on the part of the purchasers. Offering a discount or rebate is a customary means by which sellers of goods and services encourage early purchase or motivate buyers to purchase big ticket items: manufacturers offer discounts for buying products early, car manufacturers may waive financing charges or offer rebates, furniture suppliers may offer interest-free extension of credit for a period. Participating Institutions, like any other seller of goods and services, may use a discount feature to interest prospective buyers in making a purchase earlier than they otherwise might. The discount does not provide any benefit unless Tuition Certificates are redeemed to purchase educational services; there is no independent benefit from the discount apart from the consumption of the services. The analysis of Forman therefore should apply, in that the primary motivation for purchasing Tuition Certificates is to obtain future educational services and not to seek an economic profit. The discount's economic benefits are merely incidental.

2. Tuition Certificates are not "Notes" or "Evidence of Indebtedness"

For the reasons described herein, it is our opinion that a Tuition Certificate does not constitute an investment security in the form of a "note" or "indebtedness". As discussed above, a purchaser of prepaid tuition under the Plan acquires an unconditional right to future educational services. Prepaid tuition involves no reasonable expectation of investment return indicative of an investment security "indebtedness". The purchaser has no unconditional right to receive a return of the principal amount paid for tuition at a fixed or determinable future date; nor is there any reasonable expectation to receive an investment return on such amount of any type. The expectation at the time of tuition prepayment is to receive the educational services purchased.

Monetary payment to the purchaser under the Plan can only occur in the context of a refund of unused amounts, adjusted by the investment performance of the Plan, subject to a maximum return of 2% per annum and a maximum loss of 2% per annum, in each case compounded annually from the date of purchase until the date of refund or at any time following the death of the designated Beneficiary. A refund right exists at all times from the first anniversary of the purchase of a Tuition Certificate until its redemption. The amount of the refund may vary over time, and, depending on how the refunded cash is used, may be coupled with a 10% tax penalty. Thus, there is no obligation of repayment at a fixed or determinable future date which is necessary to constitute a note or indebtedness.

Also, even if the Tuition Certificate were technically viewed as a "note" or "indebtedness" because of the provision for refund, the Tuition Certificate would not constitute a "security" under the Securities Act. In the Supreme Court decision in Reves v. Ernst & Young, 494 U.S. 56 (1990), a "family resemblance" test based on the following four factors was applied to determine when a debt obligation constitutes a "security":

(1) Was the transaction motivated by an investment purpose or by another commercial purpose?

The purchase of a Tuition Certificate is motivated by a desire to acquire educational services and not to obtain an investment return based on the limited refund feature of the arrangement. As discussed above, a refund adjustment of, at the most, a 2% rate of return per annum, potentially coupled with a tax penalty, does not provide a basis for a reasonable expectation of profit to an investor.

(2) Was the distribution used in offering and selling the contract indicative of investment or speculation?

Prepayment of tuition under the Plan will not involve distribution similar to sales of investment securities, since it will not be offered for sale based on commission or other similar arrangements through investment dealers. The primary methods of distribution will be direct mail and advertising similar to state-sponsored prepaid tuition plans. Marketing materials will disclose the existence of the refund feature, but will not indicate that a purchase of Tuition Certificates is an investment opportunity. Tuition Certificates will be marketed as a means to prepay tuition.

(3) Does the investing public generally perceive the transaction as an investment opportunity?

In recent years several state-sponsored prepaid tuition plans have been offered for public purchase. The investing public has not treated prepaid tuition contracts as an investment opportunity. These contracts are not freely transferable nor can they provide reasonable economic benefit except through the use and consumption of the purchased educational services. Refunds under existing state-sponsored prepaid tuition plans have typically involved significant earnings penalties which preclude investor interest from developing in such contracts. The 10% excise tax required under IRC Section 529, coupled with the lack of meaningful investment return on Tuition Certificates upon refund, would have the same effect.

(4) Is there a parallel regulatory scheme which significantly reduces the risk of prepaid tuition contracts making protection of the securities laws unnecessary?

Prepaid tuition contracts are economically viable only if the prepayment does not give rise to taxable investment income. Tax exemption for these plans has been extended by Congress in IRC Section 529 only in specific circumstances which render the prepayments unacceptable as investment securities. For example, (a) the tax-free benefit is not freely transferable among Beneficiaries, (b) the plans cannot involve self-directed accounts, (c) any earnings upon refund are generally subject to an additional 10% tax, unless the refund is used to pay Qualified Expenses (unless made after death or disability of the Beneficiary or as a result of a scholarship), (d) contributed amounts cannot exceed amounts necessary for Qualified Expenses and (e) educational institutions may not sponsor tuition savings plans whose goal is to generate an investment return; rather, they are limited to sponsoring prepaid tuition plans, which guarantee a fixed amount of services and put all investment risk and reward on the Participating Institutions.

The IRS is statutorily authorized to exercise oversight over the Plan. The Plan has received a ruling from the IRS regarding its qualification under IRC Section 529 and will operate within the parameters of IRC Section 529. In addition, the IRS has indicated that it will require the Plan to make annual filings with the IRS,[8] and the IRS will have the authority to audit the Plan for compliance

8 The forms have not yet been finalized, but we expect them to be similar to the existing Form 990 for IRC Section 501(c)(3) entities. These forms are expected to be publicly available after filing.

with IRC Section 529. Thus, we believe there is no need for further regulation of these contracts under the federal securities laws.[9]

B. TPC Membership Units Need Not be Registered Under the Securities Act

The offer and sale of TPC Membership Units will qualify for the exemption from registration provided in Regulation D promulgated under the Securities Act. Regulation D provides that offers and sales of securities will qualify for an exemption from registration under the Securities Act if there are no more than 35 purchasers of the securities who are not "accredited investors," as defined in Regulation D. TPC Membership Units will be offered and sold exclusively to educational institutions that are accredited investors. Therefore, the offer and sale of TPC Membership Units will qualify for the exemption from registration provided under Regulation D promulgated under the Securities Act. We are not requesting no-action relief from the registration requirements of the Securities Act with respect to the offer and sale of Membership Units to Participating Institutions.

V. DISCUSSION OF LEGAL ISSUES: EXCHANGE ACT

For the reasons set forth herein, it is our opinion that neither Tuition Certificates nor Membership Units should be subject to registration under the Exchange Act, and none of the officers, directors or employees of TPC should be required to register as broker-dealers under the Exchange Act with respect to the sale of Membership Units.

A. Tuition Certificates Need Not be Registered Under the Exchange Act

Tuition Certificates should not be required to be registered under the Exchange Act, for the same reasons set forth in Section IV above relating to the Securities Act. Tuition Certificates are not "securities" under the Securities Act, and are therefore not subject to the provisions of the Exchange Act.

B. TPC Membership Units Need Not be Registered Under the Exchange Act

Section 12 of the Exchange Act, in relevant part, requires registration of securities (i) if they are listed on an exchange or (ii) if there are more than 500 holders of such

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9 In Teamsters v. Daniel, 439 U.S. 551 (1979), the Supreme Court recognized that regulation of pension obligations by the IRC, which set the substantive terms of the plans and their funding and eligibility requirements, indicated a Congressional intent to regulate pension plans in this manner and not under the securities laws.

securities. TPC's Membership Units will not be listed on any exchange, and there are currently fewer than 500 Participating Institutions. Therefore, the Membership Units should not be required to be registered under the Exchange Act. We are not requesting no-action relief from the registration requirements of the Exchange Act with respect to Membership Units.

C. Officers, Directors and Employees of TPC Need Not Register as Broker-Dealers under the Exchange Act in Connection with the Offer and Sale of Membership Units[10]

Section 15(a)(1) of the Exchange Act provides in pertinent part that it shall be unlawful for a broker or dealer to make use of the mails or any means or instrumentality of interstate commerce to effect any transactions in, or to induce or attempt to induce the purchase or sale of, any security unless such broker or dealer is registered in accordance with the terms of the Exchange Act. Rule 3a4-1 under the Exchange Act provides in pertinent part that an associated person of an issuer (in this case, TPC) shall not be deemed to be a broker solely by reason of participating in the sale of the issuer's securities if the associated person:

(1) is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of his participation; and

(2) is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

(3) is not at the time of his participation an associated person of a broker or dealer; and

(4) meets the conditions of any one of paragraph (a)(4)(i), (ii), or (iii) of Rule 3a4-1. The conditions set forth in paragraph (a)(4)(ii) of Rule 3a4-1 are as follows:

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10 We have not requested no-action relief concerning the applicability of these provisions to the offer and sale of Tuition Certificates. We believe that such relief is not necessary, based on our opinion, discussed in paragraph A of this section V, that Tuition Certificates are not "securities" for purposes of the Exchange Act. Even if Tuition Certificates were securities for purposes of the Exchange Act, we believe that TPC and its officers, directors and employees, as well as any employees or representatives of the Participating Institutions who may take part in disseminating information regarding Tuition Certificates, would be exempt from registration under Rule 3a4-1 under the Exchange Act, using the analysis set forth in this paragraph C.

> The associated person meets all of the following conditions:
>
> (A) the associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and
>
> (B) the associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
>
> (C) the associated person does not participate in selling an offering of securities for any issuer more than once every 12 months . . .

Each TPC officer, director or employee who participates in the marketing and sale of Membership Units to prospective Participating Institutions meets the criteria for exemption set forth in Rule 3a4-1 set forth above.

No such officer, director or employee is or will be, at the time of his or her participation, subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. No such officer, director or employee will be compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities. No such officer, director or employee is or will be, at the time of his or her participation, an associated person of a broker or dealer. Finally, each such person meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1. The analysis herein assumes that for purposes of Rule 3a4-1(a)(4)(ii)(C), participating in the selling of Membership Units as described herein is not considered participating in selling an offering of securities for any issuer more than once every 12 months.

VI. DISCUSSION OF LEGAL ISSUES: TRUST INDENTURE ACT

The provisions of the Trust Indenture Act do not, in our opinion, apply to the Tuition Certificates for the reasons set forth herein. Section 303(1) of the Trust Indenture Act provides that terms defined in Section 2 of the Securities Act and not otherwise defined in the Trust Indenture Act shall have the meaning assigned to such terms in the Securities Act. The term "security" is not defined in the Trust Indenture Act. Since, as discussed above, it is our opinion that Tuition Certificates are not "securities" as defined in Section 2(a)(1) of the Securities Act, they would similarly not be securities for purposes of the Trust Indenture Act.

VII. DISCUSSION OF LEGAL ISSUES: INVESTMENT COMPANY ACT

A. Overview

Section 3(a)(1) of the Investment Company Act defines an investment company as any issuer which:

> (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; [or]
>
> * * *
>
> (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

For the reasons set forth below, it is our opinion that neither the Program Trust, nor TPC, nor the Plan as a whole, should be viewed as an investment company under Section 3(a).[11]

As an initial matter, we believe that it is appropriate to address the Program Trust and TPC as separate companies for purposes of the Investment Company Act, based on the reasoning used by the Staff in Comdisco, Inc. (October 25, 2000). In that no-action letter, the Staff used the three-part test set out in Prudential Insurance Co. of America v. SEC, 326 F.2d 383, at 387-88 (3rd Cir. 1964), cert. denied 377 U.S. 953 (1964), to determine whether a separate issuer was created within an operating company by the issuance of "tracking stock" associated solely with one business group within that company. Both Prudential (which held that a variable annuity fund operated by an insurance company was a separate issuer from the insurance company) and Comdisco concern structures not specifically contemplated by Congress under the Investment Company Act in defining the term "issuer", and are thus helpful in the current analysis.

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11 Neither TPC nor the Program Trust is a face-amount certificate company under Section 3(a)(1)(B), since Tuition Certificates are not securities, and do not represent an obligation to pay a stated or determinable sum at a fixed or determinable date. Compare In the Matter of International Funeral Services of California, Inc., Investment Company Act Release No. 9112 (Jan. 5, 1976) (a low-interest bearing, unmarketable, long-term note which does not guarantee a fixed amount of prepaid services found to be a face amount certificate), and Drexel Trust Company (October 12, 1993) (incoming letter noted distinction between prepaid service purchase contracts and notes that offset cost of services when rendered).

Under the Prudential test, a separate issuer may exist where: (i) the operating company causes interests to be issued in a pool of assets that is legally segregated from the company's other assets; (ii) the assets in the pool are held primarily for the benefit of interest holders as the sole measure of their investment participation; and (iii) the interests in the pool do not confer significant rights in other assets of the operating company. As discussed below, we believe that the only pool of securities present in the contemplated structure of the Plan – the Program Trust – satisfies each element of the Prudential test, and that the Program Trust and TPC should therefore be treated as separate companies.

B. TPC is not Required to Register as an Investment Company with Respect to TPC Membership Units

TPC does not meet the definition of an "investment company" under Section 3(a) of the Investment Company Act, and is therefore not required to register under the Investment Company Act, with respect to the issuance of Membership Units. TPC is not, and does not hold itself out to be, engaged primarily in the business of investing, reinvesting or trading in securities, as provided in Section 3(a)(1)(A). TPC's business is providing and administering a prepaid tuition plan for eligible educational institutions as permitted by the 2001 Act. In administering the Plan, TPC will, among other things, set overall investment guidelines for Program Trust assets. However, all assets of the Plan will be held in the Program Trust, and TPC will not invest, reinvest or trade in securities.

Nor does TPC own or hold any "investment securities", as such term is defined in Section 3(a)(2) of the Investment Company Act. TPC's financial assets will consist almost exclusively of cash contributed by each Participating Institution upon admission to TPC to defray organizational costs and either an asset-based administrative services fee paid out of Program Trust assets or cost-sharing payments paid by TFI and its affiliates to defray operating and other costs. All securities held by the Plan will be held in the Program Trust for the exclusive benefit of the Beneficiaries until such time as a student enrolls at a Participating Institution. At no time is TPC itself entitled to assets of the Program Trust (other than the administrative services fee, if any, paid out of the Program Trust's assets).

The assets or securities of the Plan or the Program Trust should not be attributed to TPC, based on the reasoning used by the Staff in Comdisco, discussed above. Under the factors of the Prudential test, TPC and the Program Trust should each be viewed as separate companies and therefore TPC should not be viewed as an investment company under Section 3(c)(1)(C). The Program Trust assets will be legally segregated from the assets of TPC. The Staff noted specifically in Comdisco that a trust document was sufficient to create a "legally segregated" pool. The Program Trust's assets will be held for the exclusive benefit of the Beneficiaries, who have no interest in TPC. Once Tuition Certificates are surrendered to a Participating Institution, that institution may look only to the assets of the Program Trust to receive payment under the Tuition Certificate. The Tuition Certificates will not confer any rights in the assets of TPC and the Membership Units in TPC will not confer rights in the assets of the Program Trust.[12]

TPC and the Program Trust also satisfy the other relevant factors described by the Staff in Comdisco, including the following: (a) TPC is restricted from eliminating the Tuition Certificates and disposing of the Program Trust assets, as amounts in the Program Trust are held for the exclusive benefit of the Beneficiaries; (b) TPC and the Program Trust are restricted from encumbering each others' assets; (c) general creditors of TPC are unable to seek repayment from Program Trust assets; (d) the proceeds of the sale of Tuition Certificates are required to be used exclusively for the purposes of the Program Trust (prepayment of tuition and mandatory fees), other than in the case of refund payments and required fees and Program Trust fees and expenses; and (e) all benefits to Tuition Certificate purchasers and Participating Institutions are limited to the assets of the Program Trust. Some elements are inapplicable, such as having a separate board of directors (a trust has a trustee in lieu of a board of directors), and elements dealing with the relative voting rights and performance of shares in the company versus the tracking stock.

C. The Program Trust is not Required to Register as an Investment Company

For the reasons set forth herein, it is our opinion that the Program Trust is not an "investment company" within the meaning of Section 3(a) of the Investment Company Act. Neither the sale of prepaid tuition, nor the placement of prepaid amounts in trust as required by IRC Section 529, should be deemed to involve the Program Trust as an "issuer" of a "security". To be an investment company under Section 3(a), an entity must be an "issuer." The term "issuer" is defined in Section 2(a)(22) of the Investment Company Act as a "person who issues or proposes to issue any security, or has outstanding any security which it has issued." The conclusion that a "security" is not involved in either the relationship between the Program Trust and a purchaser of a Tuition Certificate or the Program Trust and a Participating Institution should preclude

12 The only right potentially conferred is the remote contingent right to receive an additional deferred payment on Tuition Certificates redeemed by a Participating Institution from the residual assets, if any, remaining in the Program Trust (as a result of the operation of the stabilization fund) upon dissolution of the Program Trust after all Tuition Certificates have been redeemed or cancelled. This additional deferred payment is conditioned upon (i) there being excess funds in the stabilization fund upon dissolution of the Program Trust, and (ii) a Participating Institution having received funds from the Program Trust during the life of the Program Trust. This contingent payment should not be deemed to be a right in the Program Trust's assets, but, rather, nothing more than a contingent deferred payment in respect of Tuition Certificates previously utilized at such Participating Institution.

the existence of an "issuer" in either relationship. This conclusion is critical because Section 3(a)(1) of the Investment Company Act defines an "investment company" as "any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting, or trading in securities; ..."

For the reasons set forth herein, it is our opinion that the Program Trust is not an issuer for purposes of the Investment Company Act, either with respect to the interest held by purchasers of Tuition Certificates, or with respect to any interest that may be deemed to be held by Participating Institutions. In each case, the interest of the holder of the Tuition Certificates does not constitute a "security". The analysis, in each case, follows closely the reasoning accepted by the Staff in the MFDA no-action letter relating to pre-need funeral service contracts.

As discussed in Section IV above, Tuition Certificates are not "securities" within the definition of the Securities Act. The definition of the term "security" in Section 2(a)(36) of the Investment Company Act is virtually identical to the definition contained in the Securities Act. The differences in language do not affect the question of whether prepaid tuition is a "security" for purposes of either Act. Staff precedent involving prepaid tuition plans and Funeral Plans have recognized no distinction between the two definitions for purposes of application of the securities laws to such plans. See, e.g., Quincy College and HEMAR (tuition plans), and Fleet and MFDA (Funeral Plans). Therefore, the Program Trust cannot be an "issuer," and thus is not an "investment company" with respect to purchasers of Tuition Certificates.

Nor does any interest a Participating Institution may be deemed to have in the Program Trust constitute a "security" separate from its Membership Unit, based on the reasoning followed by the Staff in MFDA and Fleet. The amounts that the Participating Institutions receive from the Program Trust simply represent payment for services rendered or to be rendered. The fact that Participating Institutions have contractually agreed to receive Tuition Certificates, regardless of their value, in lieu of cash for payment of tuition does not change the essential nature of the transaction. The Program Trust is a necessary component of the statutory safeguards for a purchaser's funds during the time from purchase of a Tuition Certificate until the Beneficiary enrolls at a Participating Institution. Under IRC Section 529, the Trustee's obligations run to the purchasers of Tuition Certificates, and at any time after the first anniversary of the date of purchase of a Tuition Certificate (or at any time following the death of the designated Beneficiary), a purchaser can recover his or her prepaid amounts subject to the refund adjustment. During the life of the Program Trust, so long as Tuition Certificates are outstanding, a Participating Institution has no claim against any amounts in the Program Trust, and cannot receive any such amounts until a Beneficiary enrolls at that Participating Institution and delivers the Tuition Certificate to the Participating Institution in payment for educational services.[13] Because Participating Institutions have not contributed to, and have no rights to assets held in, the Program Trust (other than upon redemption of a Tuition Certificate by a matriculating Beneficiary), it follows logically that the Participating Institutions are not parties to an investment contract, and their ultimate rights to payment from the Program Trust should not be deemed a security. As the Supreme Court stated in Howey, "an investment contract for purposes of the Securities Act means a contract, transaction or scheme whereby a person invests his money..."[14], and in Forman, "[w]hat distinguishes a security transaction – and what is absent here – is an investment where one parts with his money...."[15] The Staff granted the no-action relief we seek, based on this reasoning, in Fleet and MFDA.

What a Participating Institution receives upon becoming a member of TPC and agreeing to participate in the Plan is not a right to a payment from the Program Trust (since any such payment is contingent upon the admission and matriculation of a Beneficiary). Rather, a Participating Institution receives a set of contractual rights and obligations that includes, among other things, the obligation to accept Tuition Certificates in lieu of tuition. The value of the Tuition Certificate when tendered may be more or less than the current cost of the tuition and fees it covers, and the Participating Institutions have determined, *ab initio*, that the benefits of participating in the Plan (which may include an expanded pool of applicants and potentially reduced amounts of financial aid payable) outweigh the potential risk that the investment performance of the Program Trust will not keep pace with tuition inflation.

VIII. DISCUSSION OF LEGAL ISSUES: ADVISERS ACT

For the reasons set forth below, it is our opinion that TPC is not required to register under the Advisers Act, in reliance on Section 203(b)(3).[16] Section 203(b)(3) exempts from registration any investment adviser that, during the preceding twelve

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13 Upon dissolution of the Program Trust after all Tuition Certificates have been redeemed or cancelled, Participating Institutions only have a remote contingent right to receive an additional deferred payment on Tuition Certificates redeemed, in the event that residual amounts remain in the stabilization fund. Even then, a Participating Institution will only receive funds to the extent that it has actually provided educational services in exchange for Tuition Certificates.

14 Howey, 328 U.S. at 298-299.

15 Forman, 421 U.S. at 858.

16 We assume, without conceding, that the Staff might view TPC as an "investment adviser" to the Program Trust by virtue of the fact that it provides investment guidelines for the Plan, has the power to appoint an investment adviser for the Program Trust and may receive payments (though unrelated to any investment advice) from the Program Trust's assets. See, e.g., Daughters of Charity National Health System, Inc. (April 3, 1998).

months, has had fewer than fifteen clients, so long as it does not hold itself out generally to the public as an investment adviser or act as an investment adviser to any registered investment company.

We believe that TPC would at no time have more than a single client -- the Program Trust.[17] Rule 203(b)(3)-1 under the Advisers Act provides that a legal organization, such as a trust, is considered to be a single client for purposes of Section 203(b)(3) if it receives investment advice based upon the organization's investment objectives rather than on the individual investment objectives of its "owners." The term "owner" includes the beneficiary of a trust.[18] TPC's oversight activities would be based on the Program Trust's investment objectives rather than on the individual investment objectives of the Program Trust's beneficiaries. The Program Trust would also not be managed based on the individual investment objectives of the Tuition Certificate purchasers or the Participating Institutions.

TPC expects to offer Tuition Certificates and communicate with existing and potential Beneficiaries, Tuition Certificate purchasers and Participating Institutions concerning the Program Trust. Paragraph (b)(2) of Rule 203(b)(3) provides that offers and sales of interests in a legal organization to its "owners," and periodic reports "to the owners [of a legal organization] as a group solely with respect to the performance of or plans for a legal organization's assets or similar matters" do not require that the owners be viewed as clients for purposes of the rule. Tuition Certificate owners and Participating Institutions may not technically be considered "owners" of the Program Trust as that term is defined in Rule 203(b)(3)-1. However, since they may be considered to have a relationship to the Program Trust similar to that of owners (because they are either purchasing Tuition Certificates or accepting them in payment of tuition), we believe that TPC's sales of Tuition Certificates, as well as communications relating to the performance of the Program Trust to Tuition Certificates owners or Participating Institutions, would be consistent with paragraph (b)(2) of the rule. In particular, these communications would be designed to advise them of matters relating to the Program Trust rather than their individualized investment objectives. Therefore, we believe, and request the Staff to confirm, that these types of communications would not result in TPC having additional advisory clients for purposes of Rule 203(b)(3)-1.

As noted above, even if an adviser has fewer than 15 clients, Section 203(b)(3) is not available if the adviser holds itself out to the public as an investment adviser. TPC

---

17 The Program Trust, as described above, should not be considered a registered investment company.

18 Paragraph (a)(2)(i) of the rule defines the "owners" of a legal organization as its "shareholders, partners, limited partners, members or beneficiaries."

will disseminate information concerning its role in the Program to existing or prospective Tuition Certificate owners, Beneficiaries and Participating Institutions. Certain of these communications would describe the scope of TPC's activities for the Plan and the Program Trust, including its formulation of investment policies for the Program Trust and its overall responsibility for choosing and overseeing the investment adviser for the Program Trust. We do not believe that, as a result of these communications, TPC should be deemed to be holding itself out generally to the public as an investment adviser.

We note that paragraph (c) of Rule 203(b)(3)-1 provides that an investment adviser relying on the rule is not deemed to be holding itself out generally to the public as an investment adviser solely because it participates in a non-public offering of interests in a limited partnership under the Securities Act. We believe that TPC could, to the extent necessary, rely on this provision of the rule with respect to communications to potential Participating Institutions in connection with the offer of Membership Units.

Paragraph (c) does not, however, by its terms appear to address other types of marketing and reporting activities by TPC, such as those related to sales of the Tuition Certificates and periodic reports and other communications with respect to the Program Trust to Beneficiaries, purchasers of Tuition Certificates or Participating Institutions. Nevertheless, these communications will not be designed to promote TPC to the public as an investment adviser or to attract advisory clients to TPC. Rather, they will be designed to assure that participants and prospective participants in the Program (purchasers of Tuition Certificates, Beneficiaries and Participating Institutions) understand the Program's legal organization and structure.

Staff no-action letters suggest that these types of communications should not result in TPC being deemed to be holding itself out to the public as an investment adviser. The Staff has generally stated that an adviser would be deemed to be holding itself out as an investment adviser if it advertises advisory services, uses the label "investment adviser" on business cards or stationery, lists itself as an adviser in telephone, business or building directories or lets it be known generally by word of mouth or otherwise that it is available to accept new advisory clients.[19] In Greater Cleveland Hospital Association (May 11, 1995), the Staff determined that the hospital association would be exempt from registration as an investment adviser, noting particularly that: (i) neither the association nor its employees would identify the association as an investment adviser in any written documents or oral statements and (ii) the only information the association would disseminate regarding the trust would be to association members, apprising them of their ability to participate in the trust.

[19] See, e.g., R. Bate, (June 28, 1988).

More recently, in Thomson Financial Inc. (July 10, 2002), the Staff reaffirmed that it deems an investment adviser to be holding itself out to the public as such when it identifies itself as an investment adviser in communications that it knows, or has reason to know, may reach potential advisory clients, or in which it lets it be known publicly that it is willing to accept new advisory clients. In that letter, the Staff agreed that a provider of internet-based services that made available information concerning private fund managers that relied on Section 203(b)(3) would not be holding such fund managers out to the public as investment advisers based upon, among other things, the service provider's representation that the services were "not even available, much less directed, to consumers of advisory services."

We do not believe that TPC will be holding itself out to the public as an investment adviser within the standards set forth in Greater Cleveland and Thomson Financial. Both in marketing the Plan to the public and to prospective Participating Institutions, as well as providing periodic reports concerning the Program Trust, TPC may need to describe the Program Trust as a required part of the statutory framework in which the Plan operates and its role in establishing and overseeing the Plan as described in Part II of this letter. However, neither TPC nor any of its employees will identify TPC as an investment adviser in any Plan communications or oral statements. The Plan communications, to the extent they discuss the management of the Plan, will clearly identify the Trust Company as the Plan's investment adviser, and will identify TPC as the plan sponsor and administrator. Similarly, prospective Participating Institutions will be informed that the Trust Company, and not TPC, will act as investment adviser to the Program Trust – indeed, TPC expects the Plan to be particularly attractive to prospective Participating Institutions because of the fact that an affiliate of TIAA, which is well-known in educational investment circles, will act as investment adviser.

Moreover, TPC will not seek *any* advisory clients (except to the extent that the Program Trust is considered to be a client), so the description of its role, particularly with respect to the Program Trust, should not be viewed as raising the possibility that it is "available to accept new advisory clients." As in Thomson Financial, TPC should not be viewed as holding itself out to the public by communicating through a medium that is foreseeably available to potential advisory clients. Rather, the description of TPC in its communications will simply be designed to assure that recipients of the communications understand the role of TPC with respect to the Program Trust and the Plan.

Therefore, consistent with the reasoning adopted in Greater Cleveland and Thomson Financial, we believe, and request the Staff to confirm, that TPC should not be viewed as holding itself out to the public as an investment adviser for purposes of Section 203(b)(3) of the Advisers Act.

* * * * * * *

Should the Staff have any questions or comments regarding this filing, please feel free to contact the undersigned at (212) 909-6785, Ken Berman at (202) 383-8050 or Jennifer Burleigh at (212) 909-6493. We respectfully request the opportunity for a conference in advance of any adverse determination. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Sincerely yours,

Elizabeth Pagel Serebransky

cc: Abby L. Ingber, Esq.
Kathleen Wallace, Esq.
TIAA-CREF
Michael A. Indenbaum, Esq.
Miller, Canfield, Paddock & Stone

Tuition Plan Consortium, LLC
Prospective Member Institutions

292 as of January 14, 2003

A
Abilene Christian University
Agnes Scott College
Albertson College
Albion College
Alfred University
Allegheny College
Alvernia College
American University
Amherst College
Arcadia University
Ashland University
Augustana College (IL)
Augustana College (SD)
Austin College

B
Bard College
Barnard College
Baylor University
Belmont University
Berklee College of Music
Berry College
Birmingham Southern College
Boston University
Bowdoin College
Bradley University
Bridgewater College
Brown University
Bryn Mawr College
Bucknell University
Butler University

C
California Lutheran University
Canisius College
Capital University
Carleton College
Carnegie Mellon University
Carson-Newman College
Case Western Reserve University
Catawba College
Catholic University
Centenary College
Centenary College of Louisiana
Central College
Centre College
Chaminade University of Honolulu
Chapman University
Charleston Southern University
Chatham College
Claremont McKenna College
Clark University
Colgate University
College of Notre Dame of Maryland
College of Santa Fe
College of Wooster
Colorado College
Columbia College
Columbia College Chicago
Columbia University
Converse College
Cornell University
Creighton University
Culver-Stockton College

D
Daemen College
Dallas Baptist University
Dartmouth College
Davidson College
Denison University
DePaul University
DePauw University
Dickinson College
Dillard University
Doane College
Drew University
Drexel University
Drury University
Duke University

E
Earlham College
Eastern Mennonite University
Eckerd College
Elizabethtown College
Elmira College
Emory University

F
Fairfield University
Faulkner University
Franklin and Marshall College
Franklin College of Indiana
Franklin Pierce College
Furman University

G
Gannon University
Georgetown College
Georgetown University
George Washington University
Gettysburg College
Gonzaga University
Goucher College
Graceland University
Grand Canyon University
Greensboro College
Grinnell College
Grove City College
Guilford College
Gustavus Adolphus College

H
Hamilton College
Hamline University

Hampden-Sydney College
Hampshire College
Hannibal-LaGrange College
Hardin-Simmons University
Harvey Mudd College
Haverford College
Hendrix College
Hiram College
Hobart & William Smith Colleges
Hollins University
Hood College
Hope College
Huntingdon College

I

Illinois Institute of Technology
Immaculata University
Ithaca College

J

Jacksonville University
John Carroll University
Johns Hopkins University
Juniata College

K

Kalamazoo College
Kenyon College
Knox College

L

Lafayette College
LaGrange College
Lake Forest College
Lakeland College
Lambuth University
La Salle University
Lawrence Technological Univ.
Lawrence University
Lehigh University
Le Moyne College
Lewis & Clark College
Linfield College
Loras College
Loyola College in Maryland
Loyola Marymount University
Loyola University of Chicago
Lubbock Christian University
Luther College
Lyon College

M

Macalester College
Mary Baldwin College
Maryville University
Marywood University
Massachusetts Inst. of Technology
McDaniel College
Medaille College
Mercer University
Methodist College
Middlebury College
Mills College
Millsaps College
Monmouth College
Moravian College
Mount Holyoke College
Mount Saint Mary's College
Mount Vernon Nazarene University
Muhlenberg College
Muskingum College

N

Nazareth College
New York University
Niagara University
Northwestern College
Northwestern University
Northwest Nazarene Univ.

O

Oberlin College
Occidental College
Oglethorpe University
Ohio Wesleyan University
Olivet Nazarene University

P

Pace University
Pacific Lutheran University
Pacific University
Pepperdine University
Pitzer College
Point Loma Nazarene University
Pomona College
Presbyterian College
Princeton University

R

Randolph-Macon College
Randolph-Macon Woman's College
Reed College
Regis University
Rensselaer Polytechnic Institute
Rhode Island School of Design
Rhodes College
Rice University
Rider University
Ripon College
Roberts Wesleyan College
Rochester Institute of Technology
Rollins College
Rose-Hulman Inst. of Technology

S

St. Bonaventure University
St. Edward's University
Saint Francis University
St. John's College
Saint Leo University
Saint Louis University
Saint Mary's College
Saint Mary's College of CA
St. Mary's University
Saint Mary's Univ. of Minnesota
Saint Michael's College
Saint Olaf College
Samford University
Santa Clara University
Seattle Pacific University
Seattle University
Shenandoah University
Skidmore College
Smith College
Southeastern University
Southern Methodist University
Southern Nazarene University
Southwestern University
Spelman College
Springfield College
Stanford University
Stevens Institute of Technology
Susquehanna University
Swarthmore College
Sweet Briar College
Syracuse University

T

Texas Christian University
Texas Lutheran University
Thiel College
Tiffin University
Transylvania University
Trevecca Nazarene University
Trinity College
Trinity University
Tufts University
Tulane University

U

University of Chicago
University of Dallas
University of Dayton
University of Denver
University of Evansville
University of La Verne
University of Mary Hardin-Baylor
University of Miami
University of Mobile
University of Notre Dame
University of Pennsylvania
University of Puget Sound
University of Redlands
University of Richmond
University of Rochester
University of Saint Thomas
University of San Diego
University of San Francisco
University of Southern California
University of the Pacific
University of the South
University of Tulsa
Ursinus College

V

Valparaiso University
Vanderbilt University
Vassar College
Villanova University
Virginia Wesleyan College

W

Wake Forest University
Waldorf College
Wartburg College
Washington & Lee University
Washington University in St. Louis
Waynesburg College
Webster University
Wellesley College
Wells College
Wesleyan College
Wesleyan University
Westminster College
Westmont College
West Virginia Wesleyan College
Wheaton College in Massachusetts
Wheeling Jesuit University
Whitman College
Whittier College
Whitworth College
Willamette University
Williams College
William Woods University
Wittenberg University
Wofford College

Y

Yale University
York College of Pennsylvania